Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258018
PROSPECTUS SUPPLEMENT NO. 1
To Prospectus dated March 23, 2022
PLAYSTUDIOS, Inc.
Up to 97,184,288 Shares of Class A Common Stock
Up to 10,996,631 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 3,821,667 Warrants
This prospectus supplement no. 1 is being filed to update and supplement the information contained in the prospectus dated March 23, 2022 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-258018) with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on April 1, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 10,996,631 shares of our Class A common stock, $0.0001 par value per share (the “Class A common stock”), which consists of (i) up to 7,174,964 shares of our Class A common stock that are issuable upon the exercise of 7,174,964 warrants (the “Public Warrants”) by the holders thereof and (ii) up to 3,821,667 shares of Class A common stock that are issuable upon the exercise of 3,821,667 warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”).
The Prospectus and this prospectus supplement also relate to the resale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 97,184,288 shares of Class A common stock, including up to 10,693,624 shares of Class A common stock issuable as Earnout Shares (as defined in the Prospectus) and 1,444,962 shares of Class A common stock issuable upon the exercise of 1,444,962 options to purchase shares of Class A common stock (the “Class A Option Shares”) and (ii) 3,821,667 Private Placement Warrants. The shares of Class A common stock registered include 21,348,205 shares issuable upon conversion of: (i) 16,130,300 shares of our Class B common stock, par value $0.0001 per share (the “Class B common stock” and, together with the Class A common stock, our “common stock”), issued to Andrew S. Pascal, our Chairman of the Board and Chief Executive Officer, (ii) 3,026,112 shares of Class B common stock issuable as Earnout Shares and (iii) 2,191,793 shares of Class B common stock issuable upon the exercise of 2,191,793 options to purchase shares of Class B common stock (the “Class B Option Shares”, and together with the Class A Option Shares, the “Option Shares”). We will not receive any proceeds from the sale of shares of common stock or Private Placement Warrants by the Selling Securityholders pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Options Shares or Warrants.
The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to twenty votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock, all of which are held by Mr. Pascal and certain of his affiliates, together with the shares of Class A common stock held by Mr. Pascal and certain of his affiliates, represent approximately 74.7% of the voting power of our outstanding capital stock as of March 31, 2022.
We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Class A common stock or Private Placement Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Class A common stock or Private Placement Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Securityholders may sell the shares of Class A common stock or Private Placement Warrants in the section titled “Plan of Distribution” in the Prospectus.
This prospectus supplement incorporates into the Prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on April 1, 2022.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.
Our Class A common stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “MYPS”, and our Public Warrants are currently listed on The Nasdaq Global Market under the symbol “MYPSW”. On March 31, 2022, the closing price of our Class A common stock was $4.85 and the closing price for our Public Warrants was $0.84.
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 1, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

April 1, 2022
Date of Report (date of earliest event reported)

PLAYSTUDIOS, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39652	98-1606155
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10150 Covington Cross Drive, Las Vegas, Nevada		89144
(Address of Principal Executive Offices)		(Zip Code)
Registrant's telephone number, including area code: (725) 877-7000

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	MYPS	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	MYPSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.     Other Events
On April 1, 2022, PLAYSTUDIOS, Inc. (the “Company”) issued a press release, furnished as Exhibit 99.1, announcing the commencement of (i) its offer to each holder of its outstanding public warrants and private placement warrants (collectively, the “Warrants”), each to purchase shares of its Class A common stock, par value $0.0001 per share, the opportunity to receive $1.00 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the offer (the “Offer to Purchase”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the outstanding Warrants to amend the Warrant Agreement, dated as of October 22, 2020, by and between the Company (formerly Acies Acquisition Corp.) and Continental Stock Transfer & Trust Company, which governs all of the Warrants (the “Warrant Amendment”). If approved, the Warrant Amendment would permit the Company to redeem each outstanding Warrant for $0.90 in cash, without interest, which is 10% less than the purchase price applicable to the Offer to Purchase. The Offer to Purchase and Consent Solicitation are made solely upon the terms and conditions in an Offer to Purchase and Consent Solicitation and other related offering materials that are being distributed to holders of the Warrants. The Offer to Purchase and Consent Solicitation will be open until 12:00 midnight, Eastern Time, at the end of the day on April 29, 2022, or such later date to which the Company may extend the Offer to Purchase and Consent Solicitation. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
The information contained in Exhibit 99.1 attached hereto is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits
(a)None
(b)None
(c)None
(d)Exhibits

Exhibit Number	Description
99.1*	Press release dated April 1, 2022 announcing the commencement of an offer to purchase and consent solicitation relating to its warrants.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

*	Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: April 1, 2022

PLAYSTUDIOS, Inc.

By:	/s/ Scott Peterson
	Name:	Scott Peterson
	Title:	Chief Financial Officer

Exhibit 99.1
PLAYSTUDIOS, INC. ANNOUNCES
COMMENCEMENT OF AN OFFER TO PURCHASE AND CONSENT SOLICITATION RELATING TO ITS WARRANTS

Las Vegas, Nevada – April 1, 2022 – PLAYSTUDIOS, Inc. (NASDAQ: MYPS) (“PLAYSTUDIOS” or the “Company”), the creator of the playAWARDS loyalty platform and an award-winning developer of free-to-play mobile and social games, today announced that it has commenced an offer to purchase (the “Offer”) all of its outstanding public warrants and private placement warrants (collectively, the “Warrants”) to purchase shares of its Class A common stock, par value $0.0001 per share, at a purchase price of $1.00 in cash, without interest. The purpose of the Offer is to reduce the number of shares of Class A common stock that would become outstanding upon the exercise of Warrants, thus providing investors and potential investors with greater certainty as to PLAYSTUDIOS’ capital structure.
PLAYSTUDIOS is also soliciting consents (the “Consent Solicitation”) to amend the Warrant Agreement, dated as of October 22, 2020, by and between PLAYSTUDIOS and Continental Stock Transfer & Trust Company, which governs all of the Warrants (the “Warrant Agreement”), to permit PLAYSTUDIOS to redeem each outstanding Warrant for $0.90 in cash, without interest, which is 10% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the adoption of the Warrant Amendment will require the consent of holders of at least 65% of the outstanding public warrants as it relates to the public warrants and the consent of holders of at least 65% of the outstanding private placement warrants as it relates to the private placement warrants.
The Offer will be open until 12:00 midnight, Eastern Time, at the end of the day on April 29, 2022, unless extended or earlier terminated by PLAYSTUDIOS (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer is not conditioned upon any minimum number of Warrants being tendered in the Offer. The Offer is, however, subject to other conditions described in the Offer and Consent Solicitation.
The Offer and Consent Solicitation are being made pursuant to an Offer to Purchase dated April 1, 2022, and Schedule TO, dated April 1, 2022, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.
The Company’s Class A common stock and public warrants are listed on The Nasdaq Stock Market LLC under the symbols “MYPS” and “MYPSW,” respectively. As of March 31, 2022, a total of 10,996,631 Warrants were outstanding.
PLAYSTUDIOS has engaged PJT Partners LP as the Dealer Manager for the Offer and Consent Solicitation. Alliance Advisors, LLC (“Alliance”) has been appointed as the Information Agent for the Offer and Consent Solicitation, and Broadridge Corporate Issuer Solutions, Inc. has been appointed as the Depositary for the Offer and Consent Solicitation. All questions concerning tender procedures and requests for additional copies of the offer materials, including the letter of transmittal and consent should be directed to Alliance at (800) 429-6652 (toll-free).
Important Additional Information Has Been Filed with the SEC
Copies of the Schedule TO and Offer to Purchase will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Alliance at (800) 429-6652 (toll-free).
This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants. The Offer and Consent Solicitation are being made only through the Schedule TO and Offer to Purchase, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Offer to Purchase.
Holders of the Warrants are urged to read the Schedule TO and Offer to Purchase carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.
None of PLAYSTUDIOS, any of its management or its board of directors, or the Dealer Manager, Information Agent or Depositary or any other person makes any recommendation as to whether or not Warrant holders should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation. Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender.
About PLAYSTUDIOS, Inc.
PLAYSTUDIOS, Inc. (Nasdaq: MYPS) creator of the groundbreaking playAWARDS loyalty platform is a publisher and developer of award-winning mobile games, including the iconic Tetris® mobile app, POP! Slots, myVEGAS Slots, myVEGAS Blackjack, my KONAMI Slots, myVEGAS Bingo, and MGM Slots Live. The playAWARDS loyalty platform enables players to earn real-world rewards from more than 95 iconic hospitality, entertainment, and leisure brands across 17 countries and four continents. playAWARDS partners include MGM Resorts International, Wolfgang Puck, Norwegian Cruise Line, Resorts World, IHG, Bowlero, Gray Line Tours, Hippodrome Casino, and 1-800-Flowers, among others. Founded by a team of veteran gaming, hospitality, and technology entrepreneurs, PLAYSTUDIOS’ games combine the best elements of popular casual games with compelling real-world benefits. To learn more about PLAYSTUDIOS, visit www.playstudios.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the expiration date for the Offer and Consent Solicitation and the effects of the Offer and Consent Solicitation on our capital structure. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” the negative of these terms and other comparable terminology that conveys uncertainty of future events or outcomes. These forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other factors that may cause actual results to differ materially from statements made in this press release, including the number of warrant holders that respond and elect to participate in the Offer and Consent Solicitation; our ability to consummate the Offer and Consent Solicitation; our ability to recognize the anticipated benefits of the Offer and Consent Solicitation; changes in applicable laws or regulations, including those that pertain to tender offers; and the possibility that we may be adversely affected by legal and regulatory developments and general market, political, economic and business conditions. Other potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 10-K for the twelve months ended December 31, 2021, filed with the SEC on March 3, 2022 and in other filings we make with the SEC form time to time. All information provided in this release is based on information available to us as of the date of this press release and any forward-looking statements contained herein are based on assumptions that we believe are reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain. We undertake no duty to update this information unless required by law.
SOURCE: PLAYSTUDIOS, Inc.

PLAYSTUDIOS CONTACTS

Investor Relations
IR@playstudios.com

Media Relations
Amy Rossetti
media@playstudios.com